File No. 70-9801
(Leaseback)

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Withdrawal of Post Effective Amendments

To

FORM U-1

APPLICATION / DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740

Allegheny Energy Supply Company, LLC
10435 Downsville Pike
Hagerstown, MD 21740

Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740

The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

Thomas K. Henderson, Esq. Vice President and General Counsel Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740	Terence A. Burke, Esq. Deputy General Counsel Allegheny Energy Service Corporation 10435 Downsville Pike Hagerstown, MD 21740
Anthony Wilson, Esq. Senior Counsel Allegheny Energy Service Corporation 10435 Downsville Pike Hagerstown, MD 21740	Joseph Frumkin, Esq. Partner Sullivan & Cromwell 125 Broad Street New York, NY 10004-2498

WITHDRAWAL
OF
FORM U-1

          On March 30, 2001 in Holding Company Act Release No. 27370, the Commission issued an order authorizing the financing and acquisition of certain exempt wholesale generators. On October 19, 2001, October 22, 2001 and November 6, 2001 Applicants filed post effective amendments numbers 1, 2 and 3, respectively, proposing to engage in certain additional related financing transactions. Due to economic and energy industry changes Applicants will not proceed with the proposed financing transactions. Accordingly, Applicants respectfully withdraw post effective amendments 1, 2 and 3 from Commission consideration.

SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Allegheny Energy, Inc. Allegheny Energy Supply Company, LLC By: /S/ THOMAS K. HENDERSON Thomas K. Henderson

Dated: February 8, 2001